Exhibit 12.1

SVB Financial Group and Subsidiaries

Ratio of Earnings to Fixed Charges and Preferred Dividends

	Year ended December 31,
(Dollars in thousands, except for ratios)	2008	2007	2006	2005	2004
Excluding Interest on Deposits
Income before noncontrolling interests and income tax expense	$107,360	$233,506	$161,283	$156,691	$105,710
Income from equity investees	(248)	(2,960)	(470)	—	—
Fixed charges:
Interest expense	46,967	54,259	26,277	6,233	2,968
Estimated interest component of rental expense	3,359	4,074	3,612	3,432	3,695

Total fixed charges	50,326	58,333	29,889	9,665	6,663
Preferred dividend requirements (1)	1,204	—	—	—	—

Total fixed charges and preferred stock dividends	51,530	58,333	29,889	9,665	6,663
Net loss (income) attributable to noncontrolling interests	19,139	(28,596)	(6,308)	(3,396)	(3,090)

Total earnings	$176,577	$260,283	$184,394	$162,960	$109,283

Ratio of earnings to fixed charges	3.51	4.46	6.17	16.86	16.40

Ratio of earnings to fixed charges and preferred dividends	3.43	4.46	6.17	16.86	16.40

Including Interest on Deposits
Income before noncontrolling interests and income tax expense	$107,360	$233,506	$161,283	$156,691	$105,710
Income from equity investees	(248)	(2,960)	(470)	—	—
Fixed charges:
Interest expense	70,896	67,544	35,182	17,166	11,391
Estimated interest component of rental expense	3,359	4,074	3,612	3,432	3,695

Total fixed charges	74,255	71,618	38,794	20,598	15,086
Preferred dividend requirements (1)	1,204	—	—	—	—

Total fixed charges and preferred stock dividends	75,459	71,618	38,794	20,598	15,086
Net loss (income) attributable to noncontrolling interests	19,139	(28,596)	(6,308)	(3,396)	(3,090)

Total earnings	$200,506	$273,568	$193,299	$173,893	$117,706

Ratio of earnings to fixed charges	2.70	3.82	4.98	8.44	7.80

Ratio of earnings to fixed charges and preferred dividends	2.66	3.82	4.98	8.44	7.80

(1)	The preferred dividends, including discount accretion, were increased to amounts representing the pre-tax earnings that would be required to cover such dividend and discount accretion requirements.